Exhibit 4.3

BETA Technologies, Inc.

1150 Airport Drive

South Burlington, Vermont 05403

September 26, 2025

General Electric Company, operating as GE Aerospace

Attn: Jakub Teply, General Counsel, Corporate Development

1 Neumann Way, MD F17

Cincinnati, OH 45215

Email: [***]

Re: Series C-1 Investment: Additional Investor Rights

Reference is made to: (i) the Series C-1 Preferred Stock Purchase Agreement, dated September 3, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time, the “SPA”), by and among BETA Technologies, Inc., a Delaware corporation (the “Company”), and the purchasers named on Schedule I thereto, including General Electric Company, operating as GE Aerospace (“Investor”); (ii) the Amended and Restated Investors’ Rights Agreement, dated September 26, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time, the “IRA”), by and among the Company, the Series A Investors named on Schedule I thereto, the Series A Sister Stock Investors named on Schedule II thereto, the Series B Investors named on Schedule III thereto, the Series C Investors named on Schedule IV thereto (the “Series C Investors”) and the Series C-1 Investors named on Schedule V thereto (the “Series C-1 Investors”); (iv) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated September 26, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time, the “ROFR and Co-Sale Agreement”), by and among the Company, the Series A Investors named on Schedule I thereto, the Series A Sister Stock Investors named on Schedule II thereto, the Series B Investors named on Schedule III thereto, the Series C Investors, the Series C-1 Investors and the Key Holders named on Schedule VI thereto; (v) the Amended and Restated Voting Agreement, dated September 26, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time, the “Voting Agreement”), by and among the Company, the Series A Investors named on Schedule I thereto, the Series A Sister Stock Investors named on Schedule II thereto, the Series B Investors named on Schedule III thereto, the Series C Investors, the Series C-1 Investors and the Key Holders named on Schedule VI thereto; and (vi) the Fifth Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on, and effective as of, September 26, 2025 (as amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time, the “Charter” and, collectively with the SPA, IRA, ROFR and Co-Sale Agreement and Voting Agreement, the “Transaction Documents”).

This letter agreement (this “Agreement”) confirms the agreement between the Company and Investor that, effective as of the Initial Closing (as defined in the SPA), Investor shall be entitled to the rights, and the Company shall be subject to the obligations, set forth below, in addition to those set forth in the Transaction Documents. Capitalized terms used as defined terms but not otherwise defined in this Agreement shall have the meanings given such terms in the Transaction Documents.

1.	Board Designation and Observer Rights

This Section 1 shall supplement the provisions set forth in Article I of the Voting Agreement. For the avoidance of doubt, Investor shall have the benefit of all of the rights set forth in such Article I as well as those set forth in this Section 1 with respect to the Investor Director.

During the Board Representation Period, Investor shall have the right to designate one (1) director (the “Investor Director” and, such designation right, the “Investor Designation Right”) to the board of directors of the Company (the “Board”). For the avoidance of doubt, the Investor Designation Right shall continue during the Board Representation Period, notwithstanding the consummation of any IPO, Direct Listing or other transaction as a result of which the Voting Agreement would terminate.

“Board Representation Period” means the period commencing on the date of this Agreement and continuing for so long as either (i) Investor beneficially owns a number of shares of Series C-1 Preferred Stock representing at least thirty-three percent (33%) of the shares of Series C-1 Preferred Stock beneficially owned by Investor as of the date of this Agreement (with shares of Common Stock, par value $0.0001 per share, of the Company (the “Common Stock”) issued upon conversion of the Series C-1 Preferred Stock being taken into account in determining whether such percentage ownership is satisfied) (in each case, as adjusted for any stock split, stock dividend, stock combination, other recapitalization or reclassification or similar transaction effected after the date of this Agreement) or (ii) there is a Commercial Relationship. “Commercial Relationship” means the continued effectiveness of the commercial agreement, relationship or arrangement under the Strategic Collaboration Agreement and the Joint Technology Development Agreement, each dated as of September 3, 2025, by and between the Company and Investor (or any similar agreement, relationship or arrangement), in each case, as any such agreement, relationship or arrangement may be amended, restated, amended and restated, extended, supplemented, replaced or otherwise modified from time to time.

The Company shall, with respect to itself and its Subsidiaries, as promptly as practicable following the Closing, obtain and maintain at all times directors and officers’ liability insurance coverage for the benefit of directors, officers and authorized persons of the Company and directors, managers and officers of its Subsidiaries in such amount and on such terms and conditions as are (i) customary for similarly situated companies, (ii) approved by the Board and (iii) covering such Investor Director to the maximum extent of the coverage available to the most favorably insured of the other members of the Board.

At the Closing, the Company shall enter into a customary indemnification agreement with the Investor Director (in form and substance reasonably acceptable to Investor and consistent with the indemnification agreements entered into by the other members of the Board and no less favorable to the Investor Director than the terms of indemnification agreements received by the other members of the Board).

During the Board Representation Period:

a)

The Company shall take all actions within its control to cause the election of the initial Investor Director to the Board at the Initial Closing and to cause the election of the Investor Director to the Board at each election where such Investor Director would be eligible for re-election thereafter, including by (i) increasing the size of the Board or otherwise making available a vacancy on the Board, (ii) nominating such individual to be elected as a director, (iii) including such nomination and other required information regarding such individual in the Company’s proxy statement for its annual meeting of stockholders; (iv) soliciting or causing the solicitation of proxies in connection with the election of such individual as a director; and (v) enforcing any voting agreement to which the Company is a party and that relates to the election of the Investor Director.

b)

The current Investor Director shall be entitled to continue to serve as a director until the end of his or her term in accordance with the provisions of this Agreement, the Charter, and the Company’s bylaws. In the absence of any designation from Investor of an Investor Director, the Investor Director previously designated by Investor and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled in accordance with this Agreement.

c)

Investor shall have the exclusive right to designate a replacement Investor Director for election to the Board to fill vacancies created as a result of not designating the Investor Director initially or by death, disability, retirement, resignation or removal (with or without cause) of the Investor Director, or otherwise by designating a successor for election to the Board to fill the vacancy of the Investor Director created thereby on the terms and subject to the conditions of this Agreement, and the Company shall use its reasonable best efforts to take all necessary or desirable actions as may be required under applicable law to cause the Investor Director to be so appointed or elected.

d)

Investor shall have the sole right to request that the Investor Director tender his, her or their resignation as a director of the Company, with or without cause at any time, by sending a written notice to such Investor Director and the Company’s Secretary (the “Removal Notice”). If the Investor Director does not resign within thirty (30) days from receipt of such Removal Notice by the Investor Director, the Company shall take all actions within its control to cause the removal of the Investor Director from the Board. The Company shall not take any action to cause the removal of an Investor Director unless it is directed to do so by Investor, and if the Company is so directed, the Company shall use its reasonable best efforts to take all necessary or desirable actions within its control to effect such removal and to elect a replacement Investor Director as provided in this paragraph. The Investor Director shall only be removed in such manner as provided for in this Agreement.

e)

For so long as Investor has the right to designate any person as an Investor Director, any such Investor Director may designate at any time an alternate (an “Alternate Investor Attendee”) to attend a meeting of the Board as a non-voting attendee in lieu of such Investor Director if such Investor Director is unable to attend such meeting. In such an event, such Alternate Investor Attendee shall be entitled to attend such meeting of the Board, observe all deliberations of the Board and receive copies of materials provided to the Board, but such Alternate Investor Attendee shall not count for quorum purposes or be entitled to vote at such meeting.

f)

Following the IPO, in respect of any newly proposed Investor Director, Investor shall notify the Company of the proposed Investor Director, in writing, a reasonable time in advance of the mailing of any proxy statement, information statement or registration statement in which any Board nominee or Board member of the Company would be named, together with all information concerning such nominee reasonably requested by the Company, so that the Company can comply with applicable disclosure rules.

g)

The Company shall not amend its Charter or bylaws in any manner (or take any similar action) that would materially and adversely affect Investor’s rights under this Section 1 or the Company’s ability to comply with its obligations under this Agreement.

All obligations of the Company pursuant to this Section 1 relating to the Investor Director shall terminate immediately, and Investor shall cause the Investor Director to resign promptly from the Board (and the Company shall be entitled to take all action to remove the Investor Director from the Board), when Investor no longer has the right to designate any person as an Investor Director for nomination for election to the Board. Any vacancy created by such resignation may be filled by the Board or the stockholders of the Company in accordance with the Charter and the Company’s bylaws and applicable law.

During the Board Representation Period and in addition to the right to designate the Investor Director, Investor shall have the right to designate one (1) board observer with rights consistent with the rights of the current TPG board observer as set forth in Section 3.4 of the IRA, except the last sentence relating to minimum ownership shall not apply to the Investor and instead the Board Representation Period shall control for how long the Investor is entitled to have a board observer.

Investor shall not have any liability as a result of designating any individual for election as a director for any act or omission by such designated individual in his or her capacity as a director of the Company, nor shall Investor have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

The Company and Investor each acknowledges and agrees that each of the Company and the Investor will be irreparably damaged in the event any of the provisions of this Section 1, required to be performed by the other party, is not performed by such other party in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Investor shall be entitled to an injunction to prevent breaches of this Section 1, and to specific enforcement of this Section 1 and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

2.	Registration Rights

In addition to the rights of Investor as a “Holder” as set forth in Article II of the IRA, and notwithstanding anything to the contrary in Article II of the IRA or otherwise, Investor shall have the following additional rights, independent of and separate from any other Holder:

(i)

to make one (1) additional request under Section 2.1(a) of the IRA to require the Company to take the actions set forth in Section 2.1(a) (provided that, solely with respect to the exercise of this additional request, the anticipated aggregate offering price of Investor’s Registrable Securities is at least $100 million), notwithstanding Section 2.1(c)(ii), including whether or not the Company already effected one (1) registration pursuant to Section 2.1(a);

(ii)

to make one (1) additional request per twelve (12) month period under Section 2.1(b) of the IRA to require the Company to take the actions set forth in Section 2.1(b) with respect to a Form S-3 registration, notwithstanding Section 2.1(c)(ii), including whether or not the Company already effected two (2) registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request;

(iii)

to make two (2) additional requests per twenty-four (24) month period under Section 2.1(b) of the IRA to require the Company to take the actions set forth in Section 2.1(b) with respect to a Block Trade, notwithstanding Section 2.1(c)(ii), including whether or not the Company already effected three (3) Block Trades within the twenty-four (24) month period immediately preceding the date of such request; and

(iv)

Investor’s registration rights shall terminate at the earlier of (i) such time as Investor no longer holds any Registrable Securities and (ii) such time after consummation of an IPO or Direct Listing that all Registrable Securities held by Investor may be sold under Rule 144(b)(1)(i) without limitation under any of the other requirements of Rule 144.

3.	Inspection Rights

So long as Investor holds any equity or equity equivalent securities of the Company, Investor shall have the inspection rights set forth in Section 3.3 of the IRA.

4.	Indemnification

Investor shall be entitled to indemnification under Section 4.6 of the SPA.

5.	Major Investor / Eligible Investor Status

Notwithstanding any amendments to any of the Transaction Documents subsequent to the date hereof, (i) so long as Investor owns any shares of Registrable Securities (as defined in the IRA), Investor shall be designated as a Major Investor and Eligible Investor for purposes of the IRA, and (ii) Investor shall be designated as an Eligible Investor for purposes of the ROFR and Co-Sale Agreement.

6.	Confidentiality

Notwithstanding any other agreements between the Company and Investor, the Company will not (and the Company shall procure that none of its directors, officers, agents, employees and consultants (collectively, its “Representatives”) will) (a) identify Investor (whether by reference to Investor’s name, logo, image, identity or otherwise) as a direct or indirect investor in, commercial or business counterparty of, and/or an advisor or consultant to, the Company (collectively, the “Identity”) or (b) disclose the terms and conditions of Investor’s participation in any financing of or commercial or business relationship with the Company, including this Agreement and any documents related thereto (the “Relationship Terms” and, collectively, with the Identity, the “Investor Information”) for any purpose whatsoever, including in connection with the business of the Company, in any presentations by the Company, on the Company’s web sites, or verbally (whether by telephone, in meetings, in marketing communications, or otherwise), and the Company will not (and the Company shall procure that its Representatives will not) market, publish, or communicate in any form (verbally, written, electronically, or otherwise) the Investor Information without the Company obtaining Investor’s prior written permission before each and every disclosure of the Investor Information (unless such prior written permission addresses more than one such disclosure); provided, however, that any Investor Information previously disclosed with the consent of Investor may be further disclosed in substantially the same form and substance without the consent of Investor; provided, further, however, the foregoing proviso shall not apply to any trademarks of Investor or its Affiliates. Such permission may be withheld for any reason or for no reason in Investor’s sole discretion.

The Company shall procure that its Representatives comply with the confidentiality obligations set out in this Agreement and shall be liable for the actions or omissions of the Representatives in relation to any actual disclosure of the Investor Information, as if they were the actions or omissions of the Company. Notwithstanding the foregoing to the contrary, Investor’s permission will not be required for any disclosure of the Investor Information: (i) to the Company’s attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services, provided that the Company informs such person or entity that such information is confidential and directs such person or entity to maintain the confidentiality of such information; or (ii) as otherwise required for the Company to comply with applicable law, rules or regulations, provided that the Company will (A) notify Investor of such disclosure prior thereto (and, in any event, at least five (5) days prior), (B) make such changes to any disclosure materials as reasonably requested by Investor to the extent permitted by law and (C) take reasonable steps to minimize the extent of any such required disclosure (by way of example only, and without limitation, the Company will only disclose the minimum amount required on any Form D or similar “blue sky” or securities laws of the United States or any foreign jurisdiction and the Company will request confidential treatment, where permitted by law, rules, or regulations, of any required disclosure). Notwithstanding the foregoing, upon Investor’s investment in the Series C-1 Preferred Stock, the Company and Investor agree to allow the Company to disclose such investment in (i) legal due diligence materials (i.e., capitalization table and investment documents) provided to existing investors monitoring their investment in the Company, bona fide prospective investors or financing sources in future equity or debt financings, or bona fide prospective acquirers, in each case, as long as such investors (existing or prospective), financing sources or acquirers are subject to a confidentiality obligation to not further disclose any such information, (ii) Crunchbase, Pitchbook, and similar reputable online platforms without providing any detail of Investor’s terms and conditions, other than the fact Investor is a stockholder of the Company.

7.	Corporate Opportunity Waiver

Without limitation of the rights and obligations of the parties under the Commercial Relationship, the Company acknowledges Investor or its Affiliates will likely have, from time to time, information that may be of interest to the Company (“Information”) regarding a wide variety of matters, including (a) Investor’s or its Affiliates’ technologies, plans and services, and plans and strategies relating thereto, (b) current and future investments Investor or its Affiliates has made, may make, may consider or may become aware of with respect to other companies and other technologies, products and services, including technologies, products and services that may be competitive with the Company’s, and (c) developments with respect to the technologies, products and services, and plans and strategies relating thereto of other companies, including companies that may be competitive with the Company. The Company, as a material part of the consideration for this Agreement, agrees that neither Investor nor its Affiliates or its or their employees, directors, consultants or other representatives shall have any duty to disclose any Information to the Company or permit the Company to participate in any projects or investments based on any Information, or to otherwise take advantage of any opportunity that may be of interest to the Company if it were aware of such Information, and hereby waives and renounces, to the fullest extent permitted by law (including Section 122(17) of the Delaware General Corporation Law), any interest or expectancy of the Company in the aforementioned opportunities.

Further, the Company waives any claim based on the corporate opportunity doctrine or otherwise that could limit Investor’s ability to pursue opportunities based on the Information or that would require Investor or its Affiliates or its or their employees, directors, consultants or other representatives to disclose any the Information to the Company or offer any opportunity relating thereto to the Company.

The Company hereby agrees and acknowledges that Investor and its Affiliates conduct internal development programs and invest in numerous companies, some of which activities may be deemed competitive with the Company’s business (as currently conducted or as currently proposed to be conducted). The Company hereby agrees that, so long as Investor fully complies with the confidentiality provisions applicable to the Investor in the IRA, Investor shall not be liable to the Company for any claim arising out of, or based upon, (i) any internal development program conducted by or on behalf of Investor or its Affiliates that may be deemed competitive with the Company’s business, (ii) the investment by Investor or its Affiliates in any entity competitive with the Company, or (iii) actions taken by any employees, directors, consultants or other representatives of Investor or its Affiliates to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company.

8.	Most Favored Nation

As of the date hereof, except as to what has already been shared by the Company with the Investor, the Company does not have any agreements, arrangements or side letters with any of its stockholders (or Affiliates of its stockholders) that contain any additional or separate rights, terms, preferences, privileges, benefits or restrictions for the benefit of such stockholder (or Affiliates of such stockholder) in its capacity as a stockholder that are more favorable in any material respect than the rights, terms, preferences, privileges, benefits and restrictions contained in the Transaction Documents.

The Company agrees that if since September 3, 2025, the Company has entered into, or on or after the date hereof until the earlier of (i) effectiveness of a registration statement on Form S-1 and (ii) December 31, 2025, the Company enters into any agreement, arrangement, commitment or side letter with an existing or future investor (“Other Investor”) in the Company or its subsidiaries, if such agreement, arrangement, commitment or side letter has the effect of establishing rights, terms, preferences or privileges or otherwise benefiting such Other Investor in a manner that is more favorable in any material respect to such Other Investor than the rights, terms, preferences, privileges and benefits established in favor of the Investor by the Transaction Documents or pursuant to this Agreement (the “Transaction Other Agreement” and, such additional rights, terms, preferences, privileges or benefits, collectively, the “Additional Rights”) then, the Company shall, acting reasonably and in good faith offer to the Investor the opportunity to elect to receive such Additional Rights on behalf of itself, (it being understood that any copies or terms of any such Transaction Other Agreement may be redacted so as not to disclose the identity of the Other Investor to which they relate), other than with respect to the right to designate a nonvoting observer to the Board, which may be granted to Other Investors. On the date hereof with respect to any Transaction Other Agreement entered into prior to the date hereof, and after the date hereof within fifteen (15) business days of any Transaction Other Agreement being entered into, the Company shall distribute an election form to Investor for completion by Investor within thirty (30) business days of receipt (an “MFN Election Form”). Any Additional Rights or other terms elected by Investor pursuant to an MFN Election Form shall be deemed to be automatically incorporated into this Agreement with retroactive effect as of the date of the applicable Transaction Other Agreement.

9.	Mandatory Conversion

If at any time Section 5.6 (Mandatory Conversion) of the Charter is triggered, the Company shall give Investor reasonable notice to review the number of shares of Common Stock at the then effective conversion rate the Company intends to issue to Investor upon such conversion. For the avoidance of doubt, this obligation is not intended to otherwise limit or modify any portion of Section 5.6 (Mandatory Conversion) of the Charter.

10.	Super Voting Stock

The Company hereby agrees and acknowledges that the amended and restated charter of the Company to be filed in connection with the IPO will contain the Conversion of Super Voting Stock provision and Non-Transferability provision no more favorable to Kyle B. Clark, our current Chief Executive Officer, than as outlined in the Charter. For the avoidance of doubt, “holder” as used in Section 4.1(c)(ii) of the Charter and “initial holder” as used in Section 4.1(d) of the Charter shall mean Kyle B. Clark, our current Chief Executive Officer.

11.	Termination

Subject to the last sentence of this paragraph, this Agreement shall terminate and be of no further force or effect upon such time as Investor or its Affiliates, or permitted transferees, cease to collectively hold any of the Series C-1 Preferred Stock (inclusive of any shares of Common Stock of the Company issuable upon conversion of the Series C-1 Preferred Stock) acquired by Investor on the date hereof. The obligations referenced in Sections 6 (Confidentiality), 7 (Corporate Opportunity Waiver) and 12 (General) of this Agreement will survive any such termination under this paragraph.

12.	General

This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware without reference to conflict of law provisions that would apply the laws of another jurisdiction. This Agreement may not be amended or modified without the written consent of Investor and the Company, nor shall any waiver be effective against any party unless in writing and executed by such party. This Agreement may be assigned by Investor to any of its Affiliates to which it transfers its shares of Series C-1 Preferred Stock (or any security issued or issuable upon conversion or exchange thereof).

This Agreement shall be enforceable notwithstanding any conflicting term or provision set forth in any of the Transaction Documents. In the event of any conflict between any term or provision of this Agreement and any term or provision set forth in any of the Transaction Documents, such term or provision of this Agreement shall prevail over such term or provision set forth in the Transaction Documents. The Company hereby agrees and acknowledges that this Agreement shall be binding on the Company notwithstanding any provision to the contrary contained in any of the Transaction Documents, including but not limited to any “entire agreement” or similar provisions contained in any such agreement.

Section 6.3 (Interpretation) of the SPA is hereby incorporated herein mutatis mutandis.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature page follows]

Sincerely,

BETA TECHNOLOGIES, INC.

By:	/s/ Kyle B. Clark
Name:	Kyle B. Clark
Title:	Chief Executive Officer

ACKNOWLEDGED AND AGREED:

GENERAL ELECTRIC COMPANY,
operating as GE Aerospace

By:	/s/ Chris Pereira
Name:	Chris Pereira
Title:	ACS – CEO

[Signature Page to the Side Letter]